Exhibit 99.1
SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCEMENT:
SATMEX CONTINUES TO EXPLORE STRATEGIC ALTERNATIVES AND
PREPARES FOR THE CONSTRUCTION OF A NEW SATELLITE
Mexico, D.F. April 1st, 2010 — Satélites Mexicanos, S.A. de C.V. announces that it continues to explore its strategic alternatives and restructuring options and remains focused on the long-term viability of the company, following the termination last week of the stock purchase agreement with EchoStar Satellite Acquisition L.L.C.
“We continue to work very hard to protect the interests of our stakeholders and customers,” said Satmex CEO Patricio Northland. “Our goals are to replace Satmex 5 with Satmex 8 as quickly as possible and to enable the Company to finance, launch and operate Satmex 7.”
Satmex continues to evaluate various strategic alternatives for the company, including a sale transaction or internal restructuring, and it remains engaged in communications with its major equity and creditor constituents regarding potential alternatives.
In addition, Satmex is taking steps to implement a plan to transition from its Satmex 5 satellite to a new satellite, to be called Satmex 8. Satmex has entered into an authorization to proceed (the “ATP”) with Space Systems/Loral (“SS/L”), under which SS/L will immediately begin to work on Satmex 8 while the parties negotiate a definitive construction agreement. Satmex 5, which is in geostationary orbit at 116.8° W.L., has been operating on its backup bi-propellant propulsion system since the unexpected shutdown of its primary xenon ion propulsion system (“XIPS”) in January 2010. Satmex currently estimates that as of today, this back-up system will provide up to approximately 31 months of remaining life. The primary XIPS failure has not impacted service to any of the Company’s Satmex 5 customers to date, and Satmex plans to continue service on Satmex 5 over the remaining life of that satellite without any adverse impact on Satmex 5 customers. Satmex 8 is expected to be a 64 transponder, C- and Ku-band satellite with a design life of 15 years. The satellite is based on the SS/L 1300 platform, a decades-proven, modular platform that according to SS/L has the industry’s highest power capability and flexibility for a broad range of applications. Satmex 8 will be designed to provide power levels that are approximately equal to those of Satmex’s existing satellites, Satmex 5 and Satmex 6. The footprint of Satmex 8 will extend from the 48 continental states of the United States to Argentina, and will include the Caribbean, all of Latin America and the major cities of Brazil.
The ATP provides that SS/L will have Satmex 8 ready for shipment to the launch site within 27 months of the execution date of the ATP, if the definitive construction agreement is executed and the first payment due under the definitive construction agreement is received by SS/L by April 22, 2010. If, however, the definitive construction agreement is executed and the first payment due under the definitive construction agreement is received by SS/L at a later date, then this 27-month period will commence on such later date. The ATP will terminate in 60 days if a definitive construction agreement for Satmex 8 is not executed. Satmex must obtain waivers of certain indenture covenants from the of holders of a majority of each of its outstanding First Priority Senior Secured Notes due 2011 and Second Priority Senior Secured Notes due 2013 to allow Satmex to enter into the definitive agreement committing Satmex to make the expenditures to construct Satmex 8 and to enter into an agreement for the launch of Satmex 8.

There can be no assurance that Satmex will be able to negotiate a definitive agreement with SS/L for the construction of Satmex 8, or that it will be able to enter into an agreement for the launch of Satmex 8, on reasonable terms or at all, or that Satmex will be able to obtain waivers of certain indenture covenants to enter into either agreement. If Satmex is unable to negotiate and execute a definitive agreement for the construction of Satmex 8 with SS/L prior to the end of the term of the ATP, Satmex’s ability to provide seamless satellite service to its customers may be affected.
While Satmex has not obtained the waivers necessary to enter into either the definitive construction agreement for Satmex 8 or the satellite launch contract, Satmex expects that, if it were to receive such waivers and enter into such agreements, both of which are being currently negotiated by Satmex, it would be required to make expenditures of approximately $65 million in the next five months under those agreements.
About Satmex
Satélites Mexicanos, S.A. de C.V. is the leading satellite service provider in Latin America. The Satmex fleet offers hemispheric and regional coverage throughout the Americas. Satmex owns and operates three satellites for full-time and occasional services in both C- and Ku-Bands: Solidaridad 2, Satmex 5 and Satmex 6. Thousands of users on the American continent, regardless of region or culture, benefit from Satmex services in applications such as broadband, voice and data transmission, and video broadcasting, among others. With over 30 years of experience and landing rights in 46 countries and territories, Satmex offers creative business technology solutions to improve the profitability of its customers. Satmex’s priority is empowering its customers’ businesses by providing a service of excellence for every need, all the time, anywhere in the Americas. Visit www.satmex.com.
Press Contacts:
publicrelations@satmex.com
Safe Harbor and Forward-Looking Statements
This press release contains forward-looking statements. All forward-looking statements in this news release reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of the date of this news release. Actual events or results might differ materially from these statements due to risks and uncertainties. Among other things, Satmex cannot be certain of the outcome of its evaluation of strategic alternatives or its efforts to construct Satmex 8, its ability to enter into a definitive construction contract for Satmex 8 or a satellite launch agreement, the amount of expenditures needed under a definitive construction contract or a satellite launch agreement for Satmex 8, the remaining life of Satmex 5 or the effect of any such events or matters on Satmex’s customers, financial condition and results of operations. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and subsequent Periodic Reports on Form 6-K.

2